Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-180758

Southwestern Public Service Company
(a New Mexico corporation)

$100,000,000 4.50% FIRST MORTGAGE BONDS, SERIES NO. 1 DUE 2041

Issuer:	Southwestern Public Service Company (a New Mexico corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A2 (Negative)/A- (Stable)/A- (Negative) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Principal Amount:	$100,000,000 (Reopening of 4.50% First Mortgage Bonds, Series No. 1 due 2041, of which $200,000,000 were previously issued on August 10, 2011), for a total amount outstanding of $300,000,000.
Pricing Date:	June 5, 2012
Settlement Date:	June 12, 2012 (T+5)
Maturity Date:	August 15, 2041
Interest Payment Dates:	Each February 15 and August 15, commencing August 15, 2012
Reference Benchmark:	3.125% due February 15, 2042
Benchmark Price:	110-17
Benchmark Yield:	2.613%
Re-offer Spread:	+130 bps
Re-offer Yield:	3.913%
Coupon:	4.50% (interest on the First Mortgage Bonds will accrue from February 15, 2012)
Issue Price to Public:
110.058% plus accrued interest from February 15, 2012 to but excluding June 12, 2012 (the total amount of accrued interest on June 12, 2012 will be $14.63 per $1,000 principal amount of First Mortgage Bonds)

Net Proceeds to Issuer:	$109,183,000 (before transaction expenses)
Make-Whole Call:	Prior to February 15, 2041, treasury yield +15 bps
Par Call:	On or after February 15, 2041
CUSIP/ISIN:	845743BN2/US845743BN28
Minimum Denominations:	$1,000
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-877-858-5407 or Deutsche Bank Securities Inc., toll free at 1-800-503-4611.